UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 7)*

SITO Mobile, Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82988R203

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane, Chatham,

New Jersey, 07928

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82988R203	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON Stephen D. Baksa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,006,060 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,006,060 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,006,060 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)	As of the date hereof, Mr. Baksa beneficially owns 1,006,060 shares of Common Stock, which includes (i) 776,326 shares of Common Stock held directly by the Reporting Person; (ii) 204,734 shares of Common Stock held by in trust for Mr. Baksa’s immediate family, (iii) 5,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on August 27, 2013 under the SITO Mobile, Ltd. 2010 Stock Option Plan (the “2010 Plan”) with an exercise price of $6.04 per share and (iv) 20,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on November 12, 2013 under the 2010 Plan with an exercise price of $6.32 per share.

(2)	All percentages of beneficial ownership presented herein are based on an aggregate of 21,906,698 shares issued and outstanding as of August 14, 2017 as disclosed in the Issuer’s Annual Report on Form 10-Q for the year ended June 30, 2017.

CUSIP No. 82988R203	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Thomas M. Candelaria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,750(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 406,750 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

(1)	As of the date hereof, Mr. Candelaria beneficially owns 406,750 shares of Common Stock, which includes (i) 386,750 shares of Common Stock held by Streamworks Technologies, Inc., a corporation for which Mr. Candelaria is the sole director and shareholder; and (ii) 20,000 shares of Common Stock held in trust for Mr. Candelaria’s immediate family.

CUSIP No. 82988R203	SCHEDULE 13D	Page 4 of 9

Item 1.	Security and Issuer.

This Amendment No. 7 to that certain Schedule 13D filed with the Securities and Exchange Commission on March 17, 2017, as amended by Amendments No. 1 and No. 2 thereto, both dated April 7, 2017, Amendment No. 3 thereto, dated April 13, 2017, Amendment No. 4 thereto, dated April 28, 2017, Amendment No. 5 thereto, dated May 24, 2017 and Amendment No. 6 thereto, dated June 2, 2017, relates to the Common Stock, $0.001 par value (the “Common Stock”) of SITO Mobile, Ltd., a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at The Newport Corporate Center, 100 Town Square Place, Suite 204, Jersey City, NJ 07310.

This Amendment No. 7 is being filed to disclose the recent activities set forth in Item 4, including that Mr. Stephen D. Baksa and Mr. Thomas Candelaria no longer constitute members of a “group” under the rules promulgated under Section 13 of the Securities Exchange, and as a result are no longer deemed to beneficially own at least 5% of the Common Stock of the Issuer.

Capitalized terms used, but not defined herein shall have the meaning set forth in the Schedule 13D and its previous amendments.

Item 2.	Identity and Background.

No material change.

CUSIP No. 82988R203	SCHEDULE 13D	Page 5 of 9

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

No material change

CUSIP No. 82988R203	SCHEDULE 13D	Page 6 of 9

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)            As of the date hereof, Mr. Baksa beneficially owns 1,006,060 shares of Common Stock (approximately 4.6% of the Issuer’s outstanding stock), which includes (i) 776,326 shares of Common Stock held directly by the Reporting Person, (ii) 204,734 shares of Common Stock held in trust for Mr. Baksa’s immediate family, (iii) 5,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on August 27, 2013 under the 2010 Plan with an exercise price of $6.04 per share and (iv) 20,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on November 12, 2013 under the 2010 Plan with an exercise price of $6.32 per share.

As of the date hereof, Mr. Candelaria beneficially owns 406,750 shares of Common Stock (approximately 1.9% of the Issuer’s outstanding stock), which includes (i) 386,750 shares of common stock held by Streamworks Technologies, Inc., a corporation for which Mr. Candelaria is the sole director and shareholder; and (ii) 20,000 shares of Common Stock held in trust for Mr. Candelaria’s immediate family.

(b)	Regarding the number of shares of Common Stock as to which such person has:
(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.
(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.
(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.
(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)    None of the Reporting Persons has effected any transactions in the shares of Common Stock within the past 60 days.

(d)    Other than as set forth in this Report, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)      Since the election of each of Michael Durden, Itzhak Fisher, Thomas J. Pallack, Matthew Stecker and Thomas Thekkethala to serve on the board of directors of the Issuer on June 1, 2017, Mr. Baksa and Mr. Candelaria no longer believe there is a need to consult with each other with respect to actions taken by each with respect to the shares of the Issuer’s Common Stock that are from time-to-time owned by each. As such, Mr. Baksa and Mr. Candelaria should no longer be deemed to constitute a “group” for purposes of Section 13 of the Exchange Act and should no longer be deemed to have beneficial ownership of the Common Stock owned by the each other. As a result, neither Mr. Baksa nor Mr. Candelaria beneficially own in excess of 5% of the Common Stock of the Issuer.

CUSIP No. 82988R203	SCHEDULE 13D	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 82988R203	SCHEDULE 13D	Page 8 of 9

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of March 17, 2017, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).
Exhibit 2:	Nomination Notice dated as of April 7, 2017 (previously filed).
Exhibit 3:	Response Letter dated as of April 28, 2017, from the Reporting Persons to the Issuer (previously filed).
Exhibit 4:	Letter dated as of May 23, 2017 from the Reporting Persons regarding delivery of consents (previously filed).
Exhibit 5:	Letter dated as of May 23, 2017 from the Reporting Persons regarding termination of certain executive officers (previously filed).

CUSIP No. 82988R203	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2017

By:	/s/ Stephen D. Baksa
Name: Stephen D. Baksa

By:	/s/ Thomas Candelaria
Name: Thomas Candelaria